UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Unifi, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
904677101
(CUSIP Number)
February 13, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.:	904677101

1	NAME OF REPORTING PERSON Kenneth G. Langone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,332,900

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,885,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,332,900

WITH	8	SHARED DISPOSITIVE POWER

		1,885,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,217,900

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.18%

12	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13G

CUSIP No.:	904677101

1	NAME OF REPORTING PERSON Invemed Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		270,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		270,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	270,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.44%

12	TYPE OF REPORTING PERSON

	BD

SCHEDULE 13G

CUSIP No.:	904677101

1	NAME OF REPORTING PERSON Invemed Catalyst Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,885,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,885,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,885,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.04%

12	TYPE OF REPORTING PERSON

	PN

Item 1.
     (a) The name of the Issuer is Unifi, Inc.
     (b) The Issuer’s principal executive offices are located at 7201 W. Friendly Ave., Greensboro, NC 27410-6237.
Item 2.
     (a) Name of Person Filing:
     Kenneth G. Langone (“Langone”), Invemed Associates, LLC, a Delaware limited liability company (“Associates”) and Invemed Catalyst Fund, LP, a Delaware limited partnership (“Catalyst”) are sometimes hereinafter collectively referred to as the “Reporting Persons.”
     The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.
(b)	Address of Principal Business Office or, if none, Residence: The principal office of the Reporting Persons is: 375 Park Avenue, Suite 2205, New York, New York 10152

(c)	Citizenship: Langone is a citizen of the United States of America. Associates is a Delaware limited liability company. Catalyst is a Delaware limited partnership.

(d)	Title of Class of Securities: Common Stock, par value $0.10 per share (“Common Stock”)

(e)	CUSIP Number: 904677101
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is:
          Not applicable.
Item 4. Ownership.
     The information in items 1 and 5 through 11 on the cover pages (pp. 2 — 4) on this Schedule 13G is hereby incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.
          Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.
Item 8. Identification and Classification of Members of the Group.
          Not applicable.
Item 9. Notice of Dissolution of Group.
          Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effective of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.
Dated: February 20, 2009

/s/ Kenneth G. Langone
Kenneth G. Langone

Invemed Associates, LLC
By:	/s/ John Baran
	Name:	John Baran
	Title:	Chief Financial Officer

Invemed Catalyst Fund, LP
By:	/s/ Suzanne Present
	Name:	Suzanne Present
	Title:	Member, Gladwyne Catalyst GenPar, LLC Managing Member, Invemed Catalyst GenPar, LLC Its General Partner

JOINT FILING STATEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.
Date: February 20, 2009

/s/ Kenneth G. Langone
Kenneth G. Langone
Invemed Associates, LLC
By:	/s/ John Baran
	Name:	John Baran
	Title:	Chief Financial Officer

Invemed Catalyst Fund, LP
By:	/s/ Suzanne Present
	Name:	Suzanne Present
	Title:	Member, Gladwyne Catalyst GenPar, LLC Managing Member, Invemed Catalyst GenPar, LLC Its General Partner